UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)of the Securities Exchange Act of 1934

(Amendment No. 5)

Riviana Foods Inc.

(Name Of Subject Company (Issuer))

EBRO PULEVA PARTNERS G.P.
EBRO PULEVA S.A.
HERBA FOODS S.L.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

769536103
(CUSIP Number of Class of Securities)

Jaime Carbó Fernández
Chief Financial Officer
Ebro Puleva S.A.
Calle Villanueva 4
28001 Madrid
Spain
Telephone: +34 902 10 20 31
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Douglas L. Getter, Esq.
Dewey Ballantine
One London Wall
London EC2Y 5EZ
United Kingdom
Telephone: +44 (0)20 7456 6000

CALCULATION OF FILING FEE

Transaction Valuation(1) $403,334,945	Amount of Filing Fee(2) $51,103

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation is based upon the acquisition of (i) 14,529,823 shares of common stock of Riviana Foods Inc. (“Riviana”) outstanding as of July 23, 2004 and (ii) in-the-money exercisable options to purchase an aggregate of 1,133,670 shares of common stock of Riviana as of July 23, 2004 at a purchase price of $25.75 per share. The calculation of the filing fee is based upon Riviana’s representation of the number of outstanding shares of its common stock and options to purchase shares of its common stock as of July 23, 2004.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $126.70 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $51,103 Filing Party: Ebro Puleva Partners G.P., Ebro Puleva S.A. and Herba Foods S.L. Form or Registration No.: Schedule TO Date Filed: July 30, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO
Items 8. (Interest in Securities of the Subject Company) and 11. (Additional Information)
Item 12. Exhibits
SIGNATURES
EXHIBIT INDEX
EX-99.A.1.K: PRESS RELEASE

SCHEDULE TO

          This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the “Commission”) on July 30, 2004 (as amended by Amendment No. 1 filed with the Commission on August 11, 2004, Amendment No. 2 filed with the Commission on August 13, 2004, Amendment No. 3 filed with the Commission on August 24, 2004, and Amendment No. 4 filed with the Commission on August 27, 2004, the “Schedule TO”) by Ebro Puleva Partners G.P. (“Ebro Puleva Partners”), a Delaware general partnership, and a direct and indirect wholly-owned subsidiary of Ebro Puleva S.A. (“Ebro Puleva”), a sociedad anónima organized under the laws of Spain, Ebro Puleva and Herba Foods S.L., a sociedad limitada organized under the laws of Spain, relating to the offer by Ebro Puleva Partners to purchase all of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Riviana Foods Inc. (the “Company”), a Delaware corporation, at a purchase price of $25.75 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 30, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”), copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO. Terms used but not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase.

Items 8. (Interest in Securities of the Subject Company) and 11. (Additional Information)

          Items 8 and 11 of the Schedule TO, which incorporate by reference certain information contained in the Offer to Purchase and the Letter of Transmittal, are hereby amended and supplemented to add to the end of each thereof the following:

          On September 2, 2004, Parent issued a press release announcing that the subsequent offering period for the Offer expired at 5:00 p.m., New York City time, on September 1, 2004. According to the Depositary, a total of 13,947,076 Shares (including Shares delivered pursuant to notices of guaranteed delivery), representing approximately 96% of the outstanding Shares, were tendered in the initial and subsequent offering periods. All Shares validly tendered in the subsequent offering period prior to its expiration have been accepted for payment. The full text of the press release is filed as Exhibit (a)(i)(K) hereto and is incorporated by reference herein.

          Because Ebro Puleva Partners has acquired more than 90% of the outstanding Shares, it intends to effect a “short-form” merger under Delaware law without any action by any other stockholder. Ebro Puleva Partners has formed a wholly-owned subsidiary, Ebro Puleva, Inc., for the purposes of consummating the Merger. On the consummation of the Merger, Ebro Puleva, Inc. will be merged with and into the Company and each remaining Share will be converted into the right to receive $25.75 in cash, and Riviana will become a wholly-owned subsidiary of Ebro Puleva Partners.

Item 12. Exhibits

     Item 12 of the Schedule TO is hereby supplemented as follows:

(a)(1)(K)     Press Release issued by Ebro Puleva S.A. on September 2, 2004.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EBRO PULEVA PARTNERS G.P.

By: EBRO PULEVA S.A., its General Partner

By:	/s/ Antonio Hernández Callejas

Name: Title:	Antonio Hernández Callejas Chief Executive Officer

By:	/s/ Jaime Carbó Fernandez

Name: Title:	Jaime Carbó Fernandez Chief Financial Officer

EBRO PULEVA S.A.

By:	/s/ Antonio Hernández Callejas

Name: Title:	Antonio Hernández Callejas Chief Executive Officer

By:	/s/ Jaime Carbó Fernandez

Name: Title:	Jaime Carbó Fernandez Chief Financial Officer

HERBA FOODS S.L.

By:	/s/ Antonio Hernández Callejas

Name: Title:	Antonio Hernández Callejas Director

Dated: September 2, 2004

EXHIBIT INDEX

The Exhibit Index is hereby supplemented as follows.

(a)(1)(K)    Press Release issued by Ebro Puleva S.A. on September 2, 2004.